SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at April 24, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 24, 2007

Print the name and title of the signing officer under his signature.
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  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES CONSTRUCTION MANAGEMENT APPOINTMENTS
M3 ENGINEERING ENGAGED AS EPCM CONTRACTOR FOR ALL SURFACE FACILITIES
McIntosh Engineering and Farallon to jointly manage development of decline

April 24, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN) ("Farallon" or the "Company"), is pleased to announce that M3 Engineering & Construction, Inc. of Tucson, Arizona has been appointed Construction Manager for all of the surface facilities for a mine to be built at the Company's G-9 deposit, Campo Morado, Mexico. M3 will be primarily responsible for engineering, procurement and construction management (EPCM) for all processing and auxiliary surface facilities required to support a 1500 tonnes per day mine and mill at G-9. In addition to mill construction activities, and infrastructure work (power line, plant site, bulk earthworks etc.), M3 will also conduct the required EPCM for the mine surface buildings, with input from Farallon and McIntosh Engineering.

The Company recently received its primary mine permit or Manifestacion de Impacto Ambiental (MIA), required for full mine and mill construction and operation of its G-9 project at Campo Morado. The Company is also in the process of concluding the work required to facilitate the necessary approvals of the Cambio de Uso Suelo (CUS) for the project. This work will be completed shortly and, if approved by the Mexican Authorities, will authorize a change of land use to allow mining activities on the property. This approval is expected shortly.

Mine engineering and planning is being conducted by McIntosh Engineering of Tempe, Arizona. Farallon and McIntosh are jointly carrying out procurement and management of all underground activities, including the exploration decline currently in progress. To facilitate this change, Farallon has terminated its decline contract with Constructora Necaxa, S.A., and has installed its own underground development team to manage this important aspect of the project. Additionally, the Company has acquired the necessary equipment to drill, blast, muck, and support construction of the decline. A new twin boom jumbo drill will arrive on site shortly and a new 6 cubic yard scooptram is in the process of being secured.

Arturo Borja has been appointed Manager of Mining, Farallon Minera Mexicana and will be directly responsible for the decline and other workings that are required for underground drilling, bulk sampling and test mining to take place. The workings are designed so that they could ultimately facilitate mine production of 1500 tonnes per day. Mr Borja has had several years of relevant underground experience initially with Penoles and Luismin in various capacities and, most recently, with Hecla at the San Sebastian and Don Sergio mines in Mexico and the La Comorra mine in Venezuela. He is supported by Farallon's geology and engineering staff. Underground crews have been hired and are in place. The decline is currently behind schedule but management anticipates that these changes will enable lost time to be made up without compromising the target date for mine operations of July 1, 2008.

Knight Piesold of Vancouver, B.C. is responsible for the engineering and design of the tailings storage facility and the water diversion/retention dam that is being planned to divert streamflows past the tailings facility, and to provide start-up water for the mill and adequate water supplies for all other surface and underground mine activities. Knight Piesold is also responsible for construction management of the tailings storage facility and the water retention dam; however, overall construction management will be provided by M3.

The Company has adopted a "parallel track" approach to the development of a mine at G-9. As a result, each of the major elements in the design and planning of a mine are being pursued simultaneously. For instance, at the same time resources are being added to the G-9 deposit and an underground decline is being driven to enable the Company to upgrade current inferred resources to indicated or measured categories, mill design, tailings design, equipment purchasing, power line applications etc. are also ongoing. This approach is designed to enable the Company to move toward its target production date of July 1, 2008.

Dick Whittington said: "M3 Engineering has extensive experience in Mexico of bringing projects of the size and scope of G-9 into production on time and on budget, having recently been involved in Frontera Copper's Piedras Verde mine and Pan American Silver's Alamo Dorado mine. McIntosh Engineering and Knight Piesold have both had a long association with Farallon and we welcome their continued involvement in the design, construction and management stage of the project. We are excited about putting our own mining team together and have commenced the process of staffing up our organization. This process will continue and intensify over the coming months as we continue towards our goal of becoming a zinc producer by mid 2008."

Investors are cautioned that G-9's resources are currently classified as inferred. Work is currently underway to upgrade the resources to indicated or measured categories. No representations of the economic viability of a mine at G-9 have been, or will be, made until such time as the inferred resources are upgraded, to enable the economic viability of a mine at G-9 to be established.

For further details on Farallon Resources Ltd. and its Campo Morado property and G-9 deposit, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.